November 8, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Ms. Tia L. Jenkins
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

Re:	Primero Mining Corp.
Form 40-F for the Year Ended December 31, 2012
Filed April 2, 2013
Response Dated September 20, 2013
File No. 001-35278

Dear Ms. Jenkins:

Primero Mining Corp. (“Primero” or the “Company”) hereby acknowledges receipt of the comment letter dated October 18, 2013 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F (the “Form 40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-type face below, followed by our responses. Terms used but not defined herein have the meanings set forth in the Form 40-F.

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.2
Notes to the Consolidated Financial Statements
3. Significant accounting policies, page 8
(h) Mining interests
(vi) Depreciation and depletion, page 14

1.	We reviewed your response to prior comment 3. Please provide the following information related to your San Dimas mine.

•

We note that in 2012 you changed your reserve and resource estimation methodology to improve mine planning and more accurately predict grade and therefore, production. The change in methodology had a reduction in mineral reserves and resources and a significant amount of inferred resources were reclassified to exploration potential. Please provide your analysis to further explain why the change in reserve estimation methodology did not affect your accounting policy and the confidence in the accuracy and reliability of the mineralization included in your depreciation cost base.

Response:

For clarity, the Company confirms that the change in reserve and resource estimation methodology was made in 2012 in respect of reserves and resources as at December 31, 2011.

The Company’s accounting policy for depletion has remained the same since it acquired the San Dimas mine in August 2010, being to deplete mining properties using a units-of-production basis over the life of mine based on the estimated and economically proven and probable reserves and an estimate of the portion of mineralization expected to be classified as reserves. The change in estimation methodology did not impact management’s confidence in the ultimate mineral potential of the mine based on the Company’s life-of-mine plan. This confidence was based mainly on the long history of the mine, the high historical conversion rate of resources to reserves and reliance on the extensive knowledge of the mine by key management personnel, in particular, Eduardo Luna, a current director of the Company. Mr. Luna was, up to November 2011, the Company’s Executive Vice President and President (Mexico) and was previously President of Luismin, S.A. de C.V., the former owner of the San Dimas mine, from 1991 to 2007.

Following its normal business protocols, the Company updated its life-of-mine plan for the San Dimas mine when it updated its reserve and resource statement following the change in reserve and resource estimation methodology. In updating the life-of-mine plan, the Company took into account the history at the San Dimas mine of converting resources to reserves, the type of the deposit, the geological characteristics of the ore body and its impact on costs related to the access of the resources. The life-of-mine plan for the San Dimas mine was revised to include inventory consisting of ore tonnes converted from the following categories:

•	Indicated mineral resources: The life-of-mine plan assumes the conversion of indicated mineral resources into reserves by applying mining dilution, cut-off grades and mining recovery factors.

•

Inferred mineral resources: The life-of-mine plan includes an estimate of the currently defined inferred resources that may be converted into indicated resources in the future. In determining the estimate, the Company analyzed geological information available for each vein, including underground geological mapping, channel sampling, diamond drill holes and the presence of structures that could affect the continuity of veins. Based on this geological information the Company outlined the zones of inferred resources that could be converted into indicated resources.

•

Exploration potential: The life-of-mine plan includes the conversion of mineralization classified as exploration potential. In determining the estimate of exploration potential to be converted to resources, the Company’s geology department analyzes current known veins to identify and quantify promising exploration targets that have not yet been converted to indicated or inferred resources. The Company applies a method referred to as the “favourable horizon method” in order to define the potential continuity in open areas in the veins that actually have resources or reserves estimated. As with the conversion of inferred resources, each vein is analyzed by geologists and structures identified that could affect the continuity of the ore shoot. Based on this analysis, volumes of exploration potential were calculated for inclusion in the life-of-mine plan.

The update to the life-of-mine plan did not however result in any change to management’s projection of the life of mine for San Dimas, which remained at 21 years notwithstanding the change in reserve and resource estimation methodology.

The Company is required under IFRS to assess the useful life of the San-Dimas mine based on the characteristics of the deposit and to select the reserve/ resources base that best reflects the useful life of the operation. Based on the updates to the life-of-mine plan following the change in reserve and resource calculation methodology, the Company considered that it is appropriate to include future production attributable to both inferred resources and exploration potential in determining the depletion cost base for the San Dimas mine. Further, the Company believes that inclusion of both inferred resources and exploration potential in the current life-of-mine plan is supported by the long mining history at the San Dimas mine with an average conversion rate of approximately 90% of mineralization previously classified as inferred resources (and now classified as inferred resources and exploration potential) to reserves. Given that management’s assessment of the useful life of the mine did not change, the Company did not prepare a new analysis to support the continued use of its accounting policy for depletion of mining properties after it adopted a different reserve and resource estimation methodology. Further, given management’s confidence that the useful life of the mine will extend significantly beyond the life of the current reserves, the Company further believes that a determination not to include future production attributable to both inferred resources and exploration potential would underestimate the useful life of the San Dimas mine and accordingly would not be in compliance with IFRS.

•

Concurrent with the change in methodology, you increased the percentage of mineralization included in depletion cost base from 50% to 75% for inferred resources and exploration potential for the year ended December 31, 2012. Please provide an analysis to further explain why the increase in the percentage of mineralization included in your depreciation cost base provides reliability.

Response:

As stated in the Company’s response dated September 20, 2013, management believed that inclusion of 50% of inferred resources for fiscal periods up to December 31, 2011 was warranted based on the historical conversion rate of approximately 90% of inferred resources (and now classified as inferred resources and exploration potential) to reserves experienced at the San Dimas mine. In fact, management considered that it was being conservative in not including more than 50% of inferred resources in the depletion base. Notwithstanding the reclassification of a portion of inferred resources to exploration potential as at December 31, 2011, management continued to believe that it was appropriate to include mineralization now classified as exploration potential in the depletion cost calculation given that (i) this mineralization had been originally classified as inferred resources in the 2011 WGM Technical Report[1] and (ii) the historical conversion rate of approximately 90% of the mineralization originally classified as inferred resources (and now classified as inferred resources and exploration potential) to reserves.

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1Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango Mexico dated March 11, 2011 prepared by Watts, Griffis and McOuat.

The Company’s assessment as to the percentage of resources and exploration potential to be included by the Company in the estimated recoverable ounces at the San Dimas mine and to be depleted using the units-of-production method is determined by reference to the Company’s latest life-of mine-model. The model considers the history of San Dimas of converting resources to reserves, the type of the deposit, the geological characteristics of the ore body and its impact on costs related to the access of the resources. Accordingly, the model takes into account reserves, resources and exploration potential and the Company’s mine plan includes development of mineralization currently defined as reserves, resources and exploration potential. In addition, since the Company acquired the San Dimas mine in 2010, subsequent drilling and underground development has consistently confirmed and supported the inclusion of inferred resources or exploration potential in the Company’s life-of-mine plans.

After the change in reserve and resource estimation methodology, the total gold mineralization of the San Dimas mine (inclusive of reserves, resources and exploration potential) decreased from 2.9 million ounces as at December 31, 2010 per the 2011 WGM Technical Report to 2.2 million ounces as at December 31, 2011 per the 2012 AMC Technical Report2, based on the mid-point estimate of exploration potential and after consuming 80,000 ounces through production during 2011. Part of the reason for this reduction and for the reclassification of mineralization, was that the geostatistical method used by AMC was based on block modelling of the 15 major producing veins, whereas San Dimas has many more veins that comprised the database for the polygonal method. Approximately 37% of mineralization originally classified as reserves under the polygonal method was reclassified as inferred resources under the geostatistical method (net of production). These reclassified resources constitute approximately 43% of the total inferred resources as at December 31, 2011. Furthermore, approximately 80% of exploration potential as at December 31, 2011 was reclassified from inferred resources. Given the high proportion of inferred resources previously classified as proven and probable reserves under the polygonal method and the high proportion of exploration potential previously classified as inferred resources under the polygonal method, management has a high level of confidence that inferred resources and exploration potential will convert to reserves and add to production. The inclusion of 75% of inferred resources and exploration potential following the change in reserve and resource estimation methodology reflects management’s high level of confidence and is consistent with both the Company’s life-of mine plan and the historical rate of conversion of inferred resources to reserves. These reclassifications are summarized in the following table:

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2Technical report on the San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico dated April 16, 2012 prepared by AMC Mining Consultants (Canada) Ltd.

Ounces
Proven and probable reserves at December 31, 2010 (2011 WGM Technical Report)	886,090
Consumed through production during 2011	(79,564)
806,526
Reclassified to inferred resources	(301,526)
Proven and probable reserves at December 31, 2011 (2012 AMC Technical Report)	505,000
Percentage of proven and probable reserves reclassified to inferred resources	37%

Inferred resources at December 31, 2011 (2012 AMC Technical Report)	704,000
Percentage of inferred resources reclassified from proven and probable reserves	43%

Inferred resources at December 31, 2010 (2011 WGM Technical Report)	1,986,460
Reclassified from proven and probable reserves	301,526
Reclassified to exploration potential	(1,583,986)
Inferred resources at December 31, 2011 (2012 AMC Technical Report)	704,000
Percentage of inferred resources reclassified to exploration potential	80%

The change of the inclusion of 50% of inferred resources to the inclusion of 75% of inferred resources and 75% of exploration potential in the depletion cost base was considered carefully by management in the context of the life-of-mine plan for San Dimas. As stated above, management considered that it was being conservative in not including more than 50% of inferred resources in the depletion base in fiscal periods up to December 31, 2011. Accordingly and for the reasons discussed above, increasing the inclusion to 75% for fiscal periods following December 31, 2011 is believed by management to be a better reflection of management’s assessment of the estimated recoverable ounces. The change of inclusion rate was also reviewed by the Company’s audit committee and audited by its auditors and determined to be appropriate given the high historical conversion rate of inferred resources to reserves and the unique characteristics of the San Dimas mine. Management retains its confidence that the 75% inclusion rates will be confirmed by future production.

•

Please supplement your reconciliation of proven and probable reserves for the three years ended December 31, 2012 with a rollforward for each year showing reserves consumed and those converted from resources. Please also show a progression of exploration potential to resources and or reserves.

Response:

The following tables show the rollforward of reserves and inferred resources for the past three fiscal years. Due to the change in reserve and resource estimation methodology as at December 31, 2011, the categories of reserves and resources before December 31, 2011 and after December 31, 2011 are not comparable. Accordingly, the tables include adjustments for reclassifications in 2011.

Reconciliation of gold reserves and resources for the three years ended December 31, 2012

		Inferred
	Reserves	resources	Total
	(ounces)	(ounces)	(ounces)
Opening balance - January 1, 2010	861,630	1,612,000	2,473,630
Consumed during 2010	(85,429)	-	(85,429)
Converted from resources in 2010	109,889	(109,889)	-
Discovery of new inferred resources in 2010	-	484,349	484,349
Closing balance - December 31, 2010	886,090	1,986,460	2,872,550
Consumed during 2011	(79,564)	-	(79,564)
Reclassification resulting from change in estimation methodology:
From reserves to inferred resources	(301,526)	301,526	-
From inferred resources to exploration potential	-	(1,583,986)	(1,583,986)
Closing balance - December 31, 2011	505,000	704,000	1,209,000
Consumed during 2012 (73% from reserves, 27% from resources)	(64,167)	(23,733)	(87,900)
Converted from resources in 2012	219,585	(219,585)	-
Discovery of new inferred resources in 2012	-	301,318	301,318
Closing balance - December 31, 2012	660,418	762,000	1,422,418

The following chart shows the general development of exploration potential, including the advance of exploration potential to inferred resources in 2012.

	Gold ounces as at December 31, 2011	Gold ounces as at December 31, 2012
Measured and Indicated Resources (inclusive of resources included in reserves)	577,000	780,000
Inferred Resources	704,000	762,000
Production (2012)		88,000
Exploration Potential that became Resources (2012)		349,000

Based on the Company’s reserve and resource statements as at December 31, 2011 and December 31, 2012, and production during 2012, 349,000 ounces of gold was converted from exploration potential to mineral resources in 2012. This equates to 22% of the inferred resources that were reclassified as exploration potential as at December 31, 2011 and supports the Company’s position that a high proportion of exploration potential will be developed back into resources.

•

Please provide PDF copies of the maps for your mine as of December 31, 2012, December 31, 2011 and December 31, 2010 along with the reserve/resource information and the mine plan panels or stope outline to clearly show the progression of converting exploration potential to resources to reserves.

Response:

The Company has provided in the tables below and in the appendix reserve/resource information and mine plan panels/stope outlines that show the progression of converting exploration potential to resources to reserves for five major veins, which in aggregate accounted for 66%, 56%, 52% and 58% of total production in 2010, 2011, 2012 and 2013 (to September 30), respectively. These five veins have been amongst the most important veins at San Dimas since the Company acquired the mine in August 2010.

•

Roberta and Robertita Veins: The Roberta and Robertita veins were discovered in the early 2000s and have produced over 500,000 ounces of gold since then. They are known for their high grade (average 9.1 grams per tonne) and above average thickness. In 2012, they provided approximately 50% of the mill feed and they will continue to be important contributors of production for the next few years. These veins are presently considered to be mature veins due to their mining history.

•

Alexa and Victoria Veins: The Alexa and Victoria veins are the next generation of high grade veins. They were discovered in 2012 and by the end of 2012 the Company’s drilling program had successfully delineated reserves, which began to be mined in 2013.

•

Luz y Reyes Vein: The final vein, Luz y Reyes, is a prospective zone that has been known for many years but has not been extensively explored. It is a major target for exploration in 2013 and already has yielded promising drill results.

The Company believes that the information presented for these five veins, which comprises both mature veins with a significant history of production and newly discovered veins that within 12 months of discovery are producing and exploration targets, is representative of all the vein systems at San Dimas and provides an illustration for how exploration potential is identified, then delineated and converted into resources by drilling, then brought into reserves by construction of underground access and then mined via the access.

Typically underground narrow vein mines, such as the San Dimas mine, have a short reserve life, but they may have a significant resource base, as is the case with the San Dimas mine. The Company, like many other operators of underground mines, uses drilling to initially locate the veins and to estimate inferred resources and exploration potential, but uses underground development along the veins to raise the category of the resource to indicated or measured as the level of confidence in the resource interpretations increases. There is a limit to the amount of underground development that can be carried out in a period to define reserves and to the cost effectiveness of doing this underground development work beyond the amount required to maintain planned production levels. The alternative of completion of delineation drilling from the surface at San Dimas is challenging because of the mountainous topography. Due to the cost, the Company, like many other operators of underground mines, does not undertake massive underground development programs just to define large resources which will not be mined for many years.

The progress of conversion from exploration potential to resources to reserves and production is shown in the tables below and in the maps included in Appendix 1.

Roberta vein		Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
2010	Inferred Resources	385,359	8.39	340	103,949	4,212,455
	Reserves	675,562	6.52	333	141,575	7,224,323
	Production	167,994	7.05	349	38,095	1,883,948
2011	Exploration Potential	-	0.00	0	-	-
	Inferred Resources	208,000	4.40	234	29,160	1,563,000
	Indicated Resources	551,000	7.00	338	123,540	5,984,000
	Reserves	678,921	4.80	231	104,611	5,035,831
	Production	132,845	4.97	276	21,221	1,181,045
2012	Exploration Potential	-	0.00	0	-	-
	Inferred Resources	329,000	4.50	197	47,800	2,077,000
	Indicated Resources	708,000	7.50	332	169,000	7,544,000
	Reserves	863,545	5.10	224	141,181	6,213,872
	Production	161,982	5.37	283	27,948	1,478,137
2013 to Q3	Production	155,096	5.71	297	28,473	1,480,975

The Roberta produced 41%, 26% and 27% of total gold production at San Dimas in 2010, 2011 and 2012, respectively. All the mineralization is in inferred resources or a higher category. Reserves and resources in 2010 were calculated using the polygonal method. The change in estimation methodology in 2011 resulted in a 37% reduction in reserves and resources in 2011, after accounting for production, however, the Company’s exploration program increased reserves and resources by 62% in 2012, net of production. Each year the Company has discovered new inferred resources, converted existing inferred resources into indicated resources and proven and probable reserves, which have been mined.

Robertita vein		Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
2010	Inferred Resources	363,305	9.71	517	113,418	6,038,832
	Reserves	941,190	8.23	429	248,995	12,969,511
	Production	94,735	7.7	405.6	23,476	1,235,466
2011	Exploration Potential	-	0.00	0	-	-
	Inferred Resources	494,000	6.60	345	104,050	5,481,000
	Indicated Resources	650,000	10.30	533	214,230	11,135,000
	Reserves	989,321	5.90	309	188,551	9,842,254
	Production	132,064	5.80	336	24,643	1,427,367
2012	Exploration Potential	-	0.00	0	-	-
	Inferred Resources	359,000	6.30	273	72,400	3,144,000
	Indicated Resources	770,000	9.70	473	240,400	11,711,000
	Reserves	1,029,027	6.20	302	203,866	9,997,056
	Production	127,840	6.18	341	25,398	1,405,225
2013 to Q3	Production	101,505	5.79	350	18,895	1,142,211

The Robertita vein was discovered at about the same time as the Roberta vein and has been a prolific supplier of ore, producing 25%, 30% and 24% of total gold production at San Dimas in 2010, 2011 and 2012, respectively. The change in estimation methodology in 2011 resulted in a 12% reduction in reserves and resources in 2011, after accounting for production, however, the Company’s exploration program increased reserves and resources by 3% in 2012, net of production. Exploration of the Robertita vein continues each year and drilling in 2013 has extended its known depth to at least 200 metres below the lowest currently defined resources. Similar to the Roberta vein, each year the Company has discovered new inferred resources, converted existing inferred resources into indicated resources and proven and probable reserves, which have been mined.

Alexa vein		Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
2010	Inferred Resources	399,612	10.00	508	128,480	6,530,380
	Reserves	19,589	16.00	508	10,077	320,112
	Production	-	0.00	0	-	-
2011	Exploration Potential	399,612	10.00	508	128,480	6,530,380
	Inferred Resources	19,589	16.00	508	10,077	320,112
	Indicated Resources	-	0.00	0	-	-
	Reserves	-	0.00	0	-	-
	Production	-	0.00	0	-	-
2012	Exploration Potential	-	0.00	0	-	-
	Inferred Resources	69,000	8.10	467	17,700	1,029,000
	Indicated Resources	239,000	8.30	417	63,700	3,205,000
	Reserves	365,235	5.10	257	59,848	3,014,871
	Production	-	0.00	0	-	-
2013 to Q3	Production	4,939	4.84	291	769	46,209

The mineralization in the Alexa vein was originally classified as inferred resources at the time that the Company acquired the San Dimas mine. After the change in reserve and resource estimation methodology in 2011, the majority of mineralization in the Alexa vein that had been classified as inferred resources under the polygonal method became exploration potential. The Alexa vein was one of the Company’s prime drilling targets in 2012 and the completion of the drilling program resulted in 46% of the mineralization at the end of 2011 becoming indicated resources in 2012. The proximity of the Alexa vein to existing infrastructure allowed ready access, enabling the Company to extract ore for production in 2013.

Victoria vein		Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
2010	Inferred Resources	305,361	6.92	353	67,905	3,462,920
	Reserves	15,087	4.17	191	2,021	92,661
	Production	-	0.00	0	-	-
2011	Exploration Potential	305,361	6.92	353	67,905	3,462,920
	Inferred Resources	15,087	4.17	191	2,021	92,661
	Indicated Resources	-	0.00	0	-	-
	Reserves	-	0.00	0	-	-
	Production	-	0.00	0	-	-
2012	Exploration Potential	-	0.00	0	-	-
	Inferred Resources	241,000	10.00	587	77,500	4,550,000
	Indicated Resources	337,000	4.70	266	50,600	2,875,000
	Reserves	442,866	3.20	178	45,253	2,541,156
	Production	-	0.00	0	-	-
2013 to Q3	Production	41,314	5.16	310	6,854	411,765

The development of the Victoria vein mirrors that of Alexa. The mineralization in the Victoria vein was originally classified as inferred resources at the time that the Company acquired the San Dimas mine. All of the reserves and inferred resources estimated under the polygonal method in 2010 became inferred resources and exploration potential, respectively, under the geostatistical method in 2011. Delineation drilling in 2012 then moved all of the exploration potential into inferred or indicated resources and total mineralization increased 83%. The Victoria vein started producing in 2013 and up to the end of September has contributed 8% of total gold production at San Dimas.

Luz y Reyes vein		Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
2010	Inferred Resources	202,500	4.40	286	28,647	1,862,039
	Reserves	19,519	4.11	243	2,578	152,266
2011	Exploration Potential	202,500	4.40	286	28,647	1,862,039
	Inferred Resources	19,519	4.32	285	2,713	179,137
	Indicated Resources	-	0.00	0	-	-
	Reserves	-	0.00	0	-	-
2012	Exploration Potential	202,500	4.40	286	28,647	1,862,039
	Inferred Resources	19,519	4.32	285	2,713	179,137
	Indicated Resources	-	0.00	0	-	-
	Reserves	-	0.00	0	-	-
2013 to Q3	Production	-	0.00	0	-	-

Luz y Reyes is a prospective zone located about two kilometres north of the Victoria vein that was identified as an exploration target for 2013. The majority of the mineralization in this zone has been classified as exploration potential since 2011. The Company commenced exploration drilling in 2013, which has produced two high grade, large width intercepts and further drilling is underway. The Company expects to convert some of the exploration potential into inferred resources over the next few months. Assuming continued positive drilling results the Company proposes to commence a tunnel to access this area in 2014.

2.	We note your response to prior comment 4. Please provide the following information:

•

Explain to us why and how you determined that your estimates of resources, such as inferred mineral resources and exploration potential, used to calculate your units of production depreciation cost base are reliable estimate to the number of production expected to be obtained from your San Dimas mine. We believe the paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board addresses the recognition of the elements of both balance sheet and income statement items.

Response:

The Company acknowledges the need to make reasonable estimates of the resources and exploration potential used to calculate its units-of-production depreciation cost base and associated depletion expense, and that its response dated September 20, 2013 to comment 4, part iii) of Staff’s letter dated August 28, 2013 focused on the balance sheet element. In addition to its earlier response to comment 4, part iii), the Company provides the following information.

Management’s confidence in the reliability of the depletion expense calculation is based in part on its confidence in the life-of-mine plan developed for the San Dimas mine. This life-of-mine plan projects a mine life of 21 years for San Dimas and, as discussed, includes mining of ore currently classified as reserves, resources and exploration potential. The Company notes that this 21 year mine life is consistent with the current calculation of the depletion expense for the year ended December 31, 2012. Specifically, the depletion expense for the year ended December 31, 2012 was approximately $18.3 million whereas the value of the San Dimas mine assets to be depleted was approximately $388 million as at December 31, 2012. Based on this calculated depletion expense, the San Dimas asset will be depleted over a period of approximately 21 years which is consistent with the 21 year mine life for San Dimas, as indicated by the current life-of-mine plan. Based on this analysis, management believes that an appropriate rate of depreciation expense is being applied, and therefore the estimate of resources and exploration potential included in the depletion calculation is reliable.

Further, the Company believes that the inclusion of resources and exploration potential in the depreciation cost base does not undermine its reliability as contemplated by paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board. This is due to management having a strong knowledge of, and confidence in, the San Dimas asset which is supported by the 90% historic conversion rate of inferred resources (and now classified as inferred resources and exploration potential) into reserves and the long history of the mine (as discussed in the Company’s response to the Staff dated September 20, 2013). The Company undertakes a process to obtain information with sufficient history, accuracy and reliability to arrive at the percentage and amount of reserves, resources and exploration potential to be included in the estimated recoverable ounces. This process is undertaken in conjunction with the Company’s annual resource and reserve statement update. As discussed in the Company’s previous response to Staff, the Company has implemented a rigorous process in connection with the annual and periodic update of the reserves and resources at the San Dimas mine. This process involves technical and operating mine site personnel as well as technical, operating and financial personnel in the corporate office. The annual resource and reserve update is a robust and thorough process that requires a full update of the drill hole database, geology review, interpretation, 3D solids modeling, geotechnical and metallurgical review, resource estimation, classification and resource model validation. Moreover, mine designs are updated, production costs are recalculated and economic cut-off grades are applied to determine the best scenario. Reserves are compared with the previous year’s reserve statement and changes are explained.

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We note that the definition of exploration potential is that it lacks the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource. Please provide us with your analysis of how this exploration potential which has not demonstrated technical feasibility and economic viability can be used in the estimate of production of units expected to be obtained from the mine.

Response:

The Company defines exploration potential as mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101. The Company believes that this definition of exploration potential and the Company’s attribution of value to the exploration potential is consistent with EITF 04-3, as discussed in response to Staff’s comment immediately below, on the basis that the exploration potential:

“represents the value in mineralized material contained in a mining asset, beyond that which is attributable to reserves and resources, for which the acquirer has the legal right to access and retain the benefits as a result of the acquisition.”

The Company believes that it is appropriate to include exploration potential in the estimate of production units expected to be obtained from the mine for the following reasons:

•

Value Attributed to Exploration Potential: The Company determined that the fair value of the San Dimas mining property at the August 2010 acquisition date was approximately $385 million. This valuation was completed by KMPG LLP for the Company in connection with the allocation of the purchase price paid by the Company for San Dimas. The mineralization included in the KPMG valuation, which was based on the Company’s mine plan, comprised 862,000 ounces of gold reserves (28% of total), 1,612,000 ounces of gold attributable to inferred resources (52% of total) and 619,000 ounces attributable to exploration potential (20% of total). The value attributable to exploration potential on completion of the acquisition was approximately $24 million based on a discounted cash flow analysis. Following the change in reserve and resource estimation methodology (which resulted in the reclassification of inferred resources to exploration potential), the Company completed a revised calculation of the allocation of the San Dimas asset using a discounted cash flow analysis applied to the Company’s life- of-mine plan. The revised allocation resulted in 28% of the value of the San Dimas asset or $111 million being represented by exploration potential. The allocation of value to exploration potential using the initial KPMG acquisition valuation and the subsequent DCF analysis supports the Company’s determination to include exploration potential in the estimate of production units expected to be obtained from San Dimas.

•

Life-of-Mine Plan: As indicated in the Company’s response to Staff’s Comment No. 1, the Company’s updated life-of-mine plan, which reflects the updated reserve and resource methodology, includes significant amounts of ore attributable to mineralization currently classified as exploration potential in the 21 year mine life. The inclusion of this exploration potential in the life-of-mine plan indicates that gold attributable to exploration potential should appropriately be included in the depletion cost base estimate of production units.

•

Historical Rate of Conversion: As discussed above, the high 90% historical rate of conversion of mineralization previously classified as inferred resources (and now classified as inferred resources and exploration potential), supports the inclusion of gold attributable to exploration potential in the depletion cost base estimate of production units.

•

Demonstrated Recent Conversion of Exploration Potential to Resources/ Reserves: As summarized above, the Alexa and Victoria veins were classified as inferred resources upon acquisition of San Dimas and then reclassified as exploration potential as at December 31, 2011. The Company has subsequently converted this exploration potential into reserves and resources, as illustrated in the tables provided above showing the progression of resources to reserves for the Alexa and Victoria veins. This material is now being mined in 2013.

Given the substantial value reasonably attributable to exploration potential, as supported by the KPMG and subsequent DCF valuations, and the inclusion of exploration potential in the Company’s life-of-mine plan, as supported by historical conversion rates and recent mining experience, the Company believes that inclusion of gold attributable to exploration potential in the depletion cost base estimate of production units is both reasonable and appropriate.

•

We note that in the absence of specific IFRS guidance, you looked to other guidance, specifically EITF 04-3. Please provide specific references in the scope of EITF 04-03 that supports your position as it applies to depreciation of these mining assets. Also, tell us if you considered other guidance including how you would have accounted for depreciation of these mining assets under legacy Canadian GAAP and provide the specific references. If you continue to believe that the useful life of some of your mining assets extends beyond the current reserves and resources, please tell us how you evaluated the guidance in IAS 16 paragraphs 43-47.

Response:

EITF 04-3

EITF 04-3 does not apply specifically to the depreciation of mining assets, however, it is concerned with whether value beyond proven and probable reserves (“VBPP”) should be considered when an entity allocates the purchase price of a business combination to mining assets and whether an entity should consider the future cash flows associated with VBPP in the cash flow analysis used to test mining assets for impairment.

EITF04-3, paragraph 6, states that an entity should include VBPP in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the asset and paragraph 8 states that an entity should include the cash flows associated with VBPP in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired (note: emphasis added). In considering the application of EITF 04-3, the Company considered the recommendation of the Mining Industry Working Group (comprised of major mining companies and led by Mr. Richard P. Graff of PricewaterhouseCoopers, LLP, retired, and sponsored by PricewaterhouseCoopers LLP) in its Issues Summary regarding Value Beyond Proven and Probable Reserves (“VBPP”) that the Exploration Potential be specifically described as a component of VBPP to be included in the tangible value allocated to mining assets in a purchase price allocation be defined as follows:

VBPP includes, as components, measured and indicated mineral resources (which have the same level of geological evidence as proven and probable reserves, but without a complete feasibility test), inferred mineral resources and Exploration Potential. Exploration Potential represents the value in mineralized material contained in a mining asset, beyond that which is attributable to reserves and resources, for which the acquirer has the legal right to access and retain the benefits as a result of the acquisition. In that context, Exploration Potential is defined as the value derived from potential mineral deposits, the extent of which are based upon information that exists at the acquisition date of the target company. That information is based upon geological data and/or geological information and may include, but is not limited to, the results of outcrop sampling, assays of drill hole intercepts, extension or extrapolation of existing geological data or information, geochemical surveys and geophysical survey results.

Based on this review, the Company believes that both the allocation of value to the Company’s exploration potential and the deprecation of this value in accordance with the Company’s accounting policy is appropriate.

In determining the purchase price allocation for the Company’s acquisition of the San Dimas mine, the economic value that existed beyond proven and probable reserves was specifically identified and included in the fair value determination of the acquired net assets. As a result, economic value was attributed not only to proven and probable reserves but also to VBPP, which included inferred resources and exploration potential. Based on the reasoning in the paragraph immediately above, the recognition of inferred resources and exploration potential on the Company’s balance sheet is supported by EITF 04-3 and therefore inferred resources and exploration potential have the potential to be depreciated.

As explained in the Company’s response dated September 20, 2013, the Company is currently mining inferred resources and exploration potential. In 2012, 27% of the Company’s total tonnes mined came from outside of reserves and the Company’s mine plan for 2013 calls for 25% of total tonnage to come from outside of reserves. The Company estimates that approximately 5% of the tonnes mined outside of reserves in 2012 were mined from exploration potential on the basis that they were not included in identified inferred resources. Given that inferred resources and exploration potential are being mined, the Company believes that it is appropriate to include inferred resources and exploration potential in the depletion cost base of the San Dimas mine and to deplete them on a units-of-production basis.

The first set of financial statements filed by the Company after acquisition of the San Dimas mine applied accounting policies as prescribed under IFRS, and as such the Company did not need to consider depreciation of mining assets under legacy Canadian GAAP. Paragraph 31 of CICA Handbook, Section 3061- Property, Plant and Equipment states “Different methods of amortizing an item of property, plant and equipment result in different patterns of charges to income. The objective is to provide a rational and systematic basis for allocating the amortizable amount of an item of property, plant and equipment over its estimated life and useful life”. The Company believes that this guidance is consistent with paragraph 60 of IAS 16, which states “the depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity”. Based on these two sets of guidance, the Company does not believe there is a difference between the requirements of legacy Canadian GAAP and IFRS with respect to the use of proven and probable reserves and a portion of mineralization expected to be converted to reserves to determine the depreciation and depletion cost base of the San Dimas mine.

IAS 16, paragraphs 43- 47

IAS 16, paragraphs 43- 47 are summarized in paragraph 43 as follows: “Each part of an item of property, plant or equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately”. The Company’s accounting policy for depletion is to deplete mining properties using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of mineralization expected to be classified as reserves. In depleting its mining properties to date, the Company has aggregated reserves, resources and exploration potential in a single depletion cost base. The rationale for this position is that the Company considered reserves and the portion of mineralization expected to be classified as reserves to be a single asset.

Alternate Depletion Pools Methodology

The Company believes that its current estimate of recoverable ounces, which includes reserves, resources and exploration potential, is appropriate for the San Dimas mine, given the history, the high conversion rate of resources to reserves and the geological setting of the San Dimas mine. The Company believes that the current depletion estimation methodology complies with IFRS, which requires that “the depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity” and “shall be allocated in a systematic basis over its useful life.” The Company further acknowledges there is an alternate methodology for calculation of depreciation that is commonly applied by mining companies using depletable and non-depletable pools to calculate the depletion expense. In order to provide a check of the depletion expense calculated under the Company’s current depletion method, the Company has calculated the depletion expense that would by derived using this alternate depletion pools methodology by segregating the San Dimas asset into two components; the first being a depletable pool of reserves and resources and the second being a non-depletable pool of exploration potential. Management then calculated the depletion expense for the Company for each year since acquisition of the San Dimas mine in August 2010 using this alternate depletion pools methodology, and then compared this to the depletion expense actually booked.

Under the alternative depletion pools approach to depletion, management separated the value of the asset between proven & probable reserves, inferred resources and exploration potential based on the Company’s mine plan and the discounted cash flows associated with both of these groups. The depletable pool was the sum of the value of the reserves and the inferred resources, while the non-depletable pool was the value assigned to the exploration potential. The depletable pool was then depleted a units-of-production basis over 100% of reserves and 75% of inferred resources, consistent with the Company’s estimate of the total recoverable ounces of these two categories of mineralization. The non-depletable pool relates to the exploration potential and was not depleted. Note that in applying this alternative approach, management has not changed its confidence in the future conversion of the exploration potential into resources and reserves.

The calculation of the depletion expense using the alternative methodology has been reviewed by the Company’s auditor, Deloitte LLP. This alternate methodology results in the calculation of a depletion expense that the Company believes is not materially different to the depletion expense already booked for each individual year 2010, 2011 and 2012 and cumulatively for all years combined, as illustrated in the following table:

	2010	2011	2012
Year	$millions	$millions	$millions
Depletion expense booked using current estimation method	8.6	17.7	18.9
Depletion expense using alternative depletable / non-depletable pools estimation method	7.0	18.1	20.7
Difference in depletion expense between current and alternative estimation methods	1.6	(0.4)	(1.9)
Cumulative difference in depletion expense between current and alternative estimation methods	1.6	1.3	(0.6)

The Company believes that the alternate methodology provides support for the appropriateness of the Company’s current depletion methodology. Given that (i) the alternate methodology is more commonly used by mining companies, (ii) the inclusion of exploration potential in the depletion cost base is not common, and (iii) the difference in the amount of depletion expense between the current and alternate estimation methods is not material, the Company is considering changing its depletion methodology to the depletion pools methodology for fiscal 2013 and for future year financial statements.

If the Company were to make this change in accounting methodology, the Company believes that such a change in approach would be treated as a change in accounting estimate under IAS 8. Under this scenario, the Company’s accounting policy for depleting its mining properties would be unchanged; the policy being to deplete on a units-of-production basis over the estimated life of reserves and a portion of mineralization expected to be classified as reserves. If implemented, the effect of the change would be recognized prospectively from October 1, 2013 and appropriate disclosure would be made in the Company’s year-end 2013 financial statements as to this change in estimate. In addition, the Company would include appropriate disclosure in the accounting policy note relating to depreciation which would be presented in the Company’s financial statements for the year ended December 31, 2013 and would include disclosure as to the change in estimate made. A comparable discussion as to critical accounting policies and relevant estimates would further be included in the Company’s Management Discussion & Analysis for the year ended December 31, 2013.

The Company currently contemplates that the disclosure of its depletion methodology and the change in estimate in the notes to is financial statements would be substantially as follows, should the Company determine to adopt the alternate methodology and subject to review by the Company’s audit committee:

“Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is carried out on a mine-by-mine basis. Where the mine in question has significant parts with differing useful lives, depletion is carried out on each separate component by separating the recognized value of the mine between its “depletable” and “non-depletable” parts. The value assigned to the depletable component is that which is recognized in respect of the mine’s reserves and resources, while the value assigned to the non-depletable component is that which relates to exploration potential. The depletable component is depleted over 100% of reserves and a portion of resources. The non-depletable component is not depleted. The definitions adhered to by the Company in respect of the various categories of mineralization are as follows:

a)

Mineral Reserve - the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

b)

Measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

c)

Indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

d)

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

e)

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101.

When considering the percentage of resources to include in the depletion base of the depletable component, management considers which of the Company’s inferred resources are believed to eventually be classified as measured and indicated resources, and if economically recoverable, will be included in proved and probable reserves. In making this determination, management takes into account the fact that exploration from the surface at San Dimas is challenging due to topographical challenges and accordingly the definition drilling required to establish resources is significantly delayed due the time required to develop access to underground drilling stations. This delay has historically limited the quantity of reserves that can be identified for future mining at San Dimas at any point in time. In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes into account management’s view of the gold price and exchange rates.

In addition , in order to decide which proportion of resources should be included in the depletion base, management considers the existence, commercial viability and economical recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine, that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depreciation. Future development costs of accessing these resources are included in the calculation of depreciation where they are considered material.

At present the Company only has one producing mine, San Dimas. During the year, the Company changed the estimate of mineralization over which the San Dimas asset is depleted; this was considered a change in estimate and has been accounted for prospectively. Prior to the change in estimate, the total mineral interest capitalized in respect of the San Dimas asset was depleted on a units-of-production basis over 100% of reserves and 75% of inferred resources and exploration potential. Subsequent to the change, the Company adopted the component approach discussed above, and now depletes the value capitalized in respect of the San Dimas mine’s reserves and resources over 100% reserves and 75% of inferred resources. This change in estimate did not have a material impact on the current period and is not expected to have a material impact in future periods.

Construction in progress is not depreciated until construction is complete. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.”

The Company reiterates that it believes that its current depletion methodology is appropriate for the San Dimas mine, given the history, the high conversion rate of resources to reserves and the unique geological characteristics of the San Dimas mine, and that it complies with IFRS. The Company is only considering using the alternate depletion pools methodology because it is more commonly used by other mining companies and the difference in depletion expense between the two methodologies is not material.

Exhibit 99.2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP measure - Cash costs per gold ounce, page 23

3. We note your response to prior comment 5 and believe that you can provide your existing disclosure as long as you also include the following:

  Cash costs without adjusting for by-product revenues;

  Disclose the reasons why metals other than gold are considered by-products;

  If there are multiple by-products, provide a reconciliation of the dollar amount of by- product credit attributable to each metal; and

  Make the line item captions more transparent and explain what the measure is intended to depict and that it does not portray IFRS.

Please supplementally provide draft disclosure of your planned changes.

Response:

The Company filed its financial statements for the three and nine months ended September 30, 2013 and related management’s discussion and analysis (the “MD&A) on November 6, 2013. The Company provided the supplemental disclosure in the MD&A by expanding the disclosure under the section “Non – GAAP measure – Cash costs per gold ounce”. The full text of this section is shown below.

“Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body that represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce or per gold equivalent ounce basis. The following table provides a reconciliation of total cash costs per ounce to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Operating expenses per the consolidated financial statements ($000's)	21,316	19,021	64,592	56,167

Share-based payment included in operating expenses($000's)	(306)	(421)	(235)	(817)

Inventory movements and adjustments ($000's)	650	(728)	(1,294)	(2,452)

Total cash operating costs ($000's)	21,660	17,872	63,063	52,898

Ounces of gold produced	31,791	18,892	82,886	64,757

Gold equivalent ounces of silver produced	10,207	6,690	25,857	20,071

Gold equivalent ounces produced	41,998	25,582	108,743	84,828

Total cash costs per gold equivalent ounce	$516	$699	$580	$624

Total cash operating costs ($000's)	21,660	17,872	63,063	52,898

By-product silver credits ($000's)	(13,658)	(11,013)	(35,739)	(32,987)

Cash costs, net of by-product credits ($000's)	8,002	6,859	27,324	19,911

Ounces of gold produced	31,791	18,892	82,886	64,757

Total by-product cash costs per gold ounce produced	$252	$363	$330	$307

Gold equivalent ounces of silver produced are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. For the year-to-date periods, the computation is the aggregation of each quarter’s gold equivalent ounces of silver included in the year-to-date period. The computations are shown below.

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Silver ounces produced (millions) (A)	1.62	1.14	4.45	3.82

Average realized silver price (B)	$8.42	$9.66	$8.03	$8.65

Average realized gold price (C)	$1,338	$1,646	$1,445	$1,643

Gold equivalent ounces of silver (A)x (B)/(C)	10,207	6,,690	25,857	20,071

The Company produces one by-product metal, being silver. By-product silver credits are computed as silver ounces produced multiplied by the average realized silver price during a quarter. Cash costs without adjusting for by-product credits would be computed on a co-product basis, whereby total cash operating costs would be allocated separately to production of gold and silver. The basis for the allocation of costs is typically relative realized sales prices, which results in co-product cash costs being exactly the same as cash costs on a gold equivalent ounce basis. Hence cash costs without adjusting for by-product credits are equal to cash costs per gold equivalent ounce.

The Company sells the majority of its silver production at a fixed price of approximately $4 per ounce pursuant to a silver purchase agreement that the Company assumed when it acquired the San Dimas mine. The fixed price approximated the cost of producing silver at the time the silver purchase agreement was entered into by the previous mine owner. The fixed price is reflected in the calculation of by-product silver credits.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.”

*************

We appreciate your interest in the Company’s financial reporting and trust these responses address your comments.

Yours truly,

Primero Mining Corp.

“David Blaiklock”

David Blaiklock

Chief Financial Officer

Appendix1

1.	Roberta vein 2010 to 2013

2.	Robertita vein 2010 to 2013

3.	Alexa vein 2010 to 2013

4.	Victoria vein 2010 to 2013

5.	Luz y Reyes vein 2010 to 2013

ROBERTA VEIN 2010

SW
NE
900 msnm
900 msnm
500 msnm
500 msnm
100 msnm
100 msnm
0
200
400 m
520
400
INFERRED
RESOURCE
PROVEN RESERVE
PROBABLE RESERVE
PROBABLE DDH
INFERRED RESOURCE
EXPLOITED UP TO DEC2010

PRIMERO

ROBERTA VEIN 2011

SW
NE
Elev.800
Elev.700
Elev.600
Elev.500
Elev.400
Elev.300
Elev.200
Elev.100
0 100 200 m
2011 INDICATED RESOURCE
2011 INFERRED RESOURCE
EXPLOITED UP TO SEP 2013

PRIMERO

ROBERTA VEIN 2012

SW
NE
Elev.800
Elev.700
Elev.500
Elev.400
Elev.300
Elev.200
Elev.100
Elev.700
Elev.600
Elev.400
Elev.300
Elev.200
Elev.100
0
100
200 m
2012 INDICATED RESOURCE
2012 INFERRED RESOURCE
EXPLOITED UP TO SEP 2013

PRIMERO

ROBERTA VEIN DDH 2013

SW
ROBERTA VEIN
NE
RO_305
2.63/356/1.1m
RO_304
11.33/722/1.0m
3.10/142/1.5m
400 msnm
400 msnm
RO_306
RO_303
34.38/55/1.2m
RO_128
RO_302
RO13_314
5.74/13/2.81m
RO13_316
RO_16_04
RO_118
RO13_315
RO_250
4.75/133/1.0m
RO_251
Guamuchil Fault
0 msnm
0 msnm
EXPLOITED UP TO SEP 2013
DDH 2013
DDH 2012
2013 No Sign. Results
Roberta Orebody (2012 Indicated Resource, approximate)
Au [ppm]/Ag[ppm]/true width[m]
400 m

PRIMERO

ROBERTITA VEIN 2010

SW
NE
900 msnm
500 msnm
100 msnm
900 msnm
500 msnm
100 msnm
400
250
350
300
0
200
400 m

PROVEN RESERVE
PROBABLE RESERVE
INFERRED RESOURCE
MINADO IN 2010

PRIMERO

ROBERTITA VEIN 2011
SW
NE
500 msnm
500 msnm
300 msnm
100 msnm
100 msnm
0
100
200 m
2011 INDICATED RESOURCE
2011 INFERRED RESOURCE
EXPLOITED UP TO SEP 2013
PRIMERO

ROBERTITA VEIN 2012

SW
NE
500 msnm
500 msnm
300 msnm
msnm
100 msnm
100 msnm
0
100
200 m
2012 INDICATED RESOURCE
2012 INFERRED RESOURCE
EXPLOITED UP TO SEP 2013

ROBERTITA VEIN DDH 2013

SW
ROBERTITA VEIN
NE
500 msnm
300 msnm
100 msnm
500 msnm
300 msnm
100 msnm
Guamuchil Fault
ROB13_274
4.28/293/0.5m
3.75/142/0.4m
3.40/271/0.4m
2.13/48/0.4m
ROB13_275
9.97/281/10.8m
ROB13_276
1.85/102/1.9m
ROB_266
ROB13_277
19.77/1383/1.3m
ROB13_282
12.53/467/3.16m
14.70/597/1.34m
ROB13_281
5.52/228/1.83m
ROB_205
ROB13_284
2.25/116/1.04m
ROB13_285
4.08/361/1.69m
200 m
EXPLOITED UP TO SEP 2013
DDH 2013
DDH 2012
2013 No Sign. Results
Robertita Orebody (2012 Indicated Resource, approximate)
Au [ppm]/Ag[ppm]/true width[m]

ALEXA VEIN 2010 and 2011
SW
NE
800 m.s.n.m.
600 m.s.n.m.
400 m.s.n.m.
0
100
200 m
500
350
PROVEN RESERVE
PROBABLE RESERVE
PROBABLE DDH
INFERRED RESOURCE
EXPLOITED UP TO DEC 2010

ALEXA VEIN 2012
SW
NE
800 msnm
600 msnm
400 msnm
800 msnm
600 msnm
400 msnm
Interpreted Favourable Horizon
Interpreted Favourable Horizon
San Mateo Fault
Sinaloa Fault
0
100
200 m
2012 INDICATED RESOURCE
2012 INFERRED RESOURCE
EXPLOITED UP TO SEP 2013

ALEXA VEIN DDH 2013

SW
NE
800 msnm
800 msnm
600 msnm
400 msnm
AL13_081
AL13_057
AL13_079
AL13_063
AL13_058
AL13_056
AL13_071
AL13_065
AL13_061
AL13_072
AL13_073
Interpreted Favourable Horizon
Interpreted Favourable Horizon
Alexa Orebody
(2012 Indicated Resource, approximate)
San Mateo Fault
DDH 2013
DDH 2013 No Vein
Not Significant
DDH 2012
Pending
Planned
0
100
200 m

DDH	Au g/t	Ag g/t	TW m
AL13_056(*)	8.3	541	3.4
AL13_057(*)	32.8	2,485	1.0
AL13_058(*)	3.7	180	4.0
AL13_061	2.7	157	1.9
AL13_063(*)	2.9	3	0.5
AL13_065	2.2	120	3.3
AL13_071	3.2	227	0.4
AL13_072	18.3	452	1.2
AL13_073	6.0	142	1.0
AL13_079	2.0	10	1.6
AL13_081	2.0	18	1.3
	2.1	16	0.5

2

VICTORIA VEIN 2010 and 2011

SW
NE
500
300
350
350
TGS-S-07
191/4.17(2.24)
500 m.s.n.m.
500 m.s.n.m.
300 m.s.n.m.
300 m.s.n.m.
FALLA SAN MATEO
FALLA LIMONCITO
0
100
200 m

PROVEN RESERVE
PROBABLE RESERVE
PROBABLE DDH
INFERRED RESOURCE
EXPLOITED UP TO DEC 2010

PRIMERO

VICTORIA VEIN 2012
SW
NE
700 msnm
700 msnm
500 msnm
500 msnm
300 msnm
300 msnm
Interpreted Favourable Horizon
Interpreted Favourable Horizon
San Mateo Fault
Sinaloa Fault
0
100
200 m
2012 INDICATED RESOURCE
2012 INFERRED RESOURCE
EXPLOITED UP TO SEP 2013

PRIMERO

VICTORIA VEIN DDH 2013

DDH	Aug/t	Ag g/t	TW m
VIC_248	57.6	1,369	2.8
VIC13_249	2.1	29	1.2
VIC13_254(1)*	15.9	1,091	2.2
VIC13_254(2)*	10.2	513	1.3
	11.7	601	1.5
VIC13_255*	13.2	860	5.9
VIC13_256*	37.4	2,180	4.4
	100.1	6,642	1.2
VIC13_257*	16.5	606	2.4
VIC13_258	134.8	9731	1.1
	57.3	1818	0.4
VIC13_260*	4.1	182	3.4
VIC13_262	7.1	8	0.9
VIC13_264*	6.5	82	3.5
VIC13_265	11.18	236	1.6
	3.6	83	1.2
VIC13_266	4.4	218	1.9
	3.1	92	6.0
	6.4	160	2.2
	4.4	142	3.4
VIC13_267	3.0	171	0.9
VIC13_268(1)	12.6	796	3.6
	4.3	263	3.1
VIC13_268(2)	17.9	813	3.9
VIC13_273	2.3	188	1.8
VIC13_274	2.1	108	0.4

Victoria Vein
NE
700 msnm
700 msnm
500 msnm
500 msnm
300 msnm
00 msnm
VIC13_273
VIC13_268(1)
VIC13_268(2)
VIC13_256
VIC13_255
VIC13_254(1)
VIC13_258
VIC13_254(2)
VIC13_267
Victoria Orebody
VIC13_266
VIC13_265
VIC13_264
VIC13_262
VIC13_274
VIC13_260
VIC_248
VIC13_257
VIC13_249
San Mateo Fault
Sinaloa Fault
DDH 2013
DDH 2013 No Vein
Not Significant
DDH 2012
Pending
Planned
0
100
200 m
EXPLOITED UP TO SEP 2013

LUZ Y REYES VEIN: 2010 POLYGONS AND 2013 DRILLHOLES

S
W
Sinaloa
Fault
N
E
1,100
msnm
900
msnm
1,100
msnm
900
msnm
LYR13_003
(0.8m)
5.58/445
LYR13_001
(0.8m)
2.32/351
LYR13_002
(11.9m)
7.35/528
LYR13_004
(0.6m)
1.75/296
0
100
200
m
GRAPHIC SCALE
PROVEN RESERVE 2010
PROBABLE RESERVE 2010
INFERRED RESOURCE 2010
EXPLOITED UP TO DEC 2010
2013 DDH Significant
2013 DDH Pending
2013 DDH Planned

PRIMERO